SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

EFFECTOR THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

28202V108

(CUSIP Number)

James Evangelista

Chief Financial Officer

The Column Group II, LP

1 Letterman Drive, Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 28202V108	13D

1	NAMES OF REPORTING PERSONS The Column Group II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,309,329 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,309,329 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,329 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by TCG II LP (as defined in Item 2(a) below). TCG II GP LP (as defined in Item 2(a) below) is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 40,669,372 shares of Common Stock outstanding as of August 31, 2021, as reported by the Issuer to the Reporting Persons (as defined in Item 2(a) below).

CUSIP No. 28202V108	13D

1	NAMES OF REPORTING PERSONS The Column Group II GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,309,329 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,309,329 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,329 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 40,669,372 shares of Common Stock outstanding as of August 31, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No. 28202V108	13D

1	NAMES OF REPORTING PERSONS David Goeddel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,309,329 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,309,329 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,329 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 40,669,372 shares of Common Stock outstanding as of August 31, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No. 28202V108	13D

1	NAMES OF REPORTING PERSONS Peter Svennilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,309,329 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,309,329 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,329 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by TCG II LP. TCG II GP LP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel are the managing partners of TCG II LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 40,669,372 shares of Common Stock outstanding as of August 31, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No. 28202V108	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of eFFECTOR Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11120 Roselle Street, Suite A, San Diego, CA 92121. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by The Column Group II, LP (“TCG II LP”) and The Column Group II GP, LP (“TCG II GP LP” together with TCG II LP, the “Reporting Entities”), David Goeddel (“Mr. Goeddel”) and Peter Svennilson (“Mr. Svennilson”). The Reporting Entities, Mr. Goeddel and Mr. Svennilson are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of Mr. Goeddel and Mr. Svennilson is 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.

(c) TCG II LP is a venture capital investment entity. TCG II GP LP is the general partner of TCG II LP. Mr. Svennilson and Mr. Goeddel are the managing partners of TCG II GP LP, and are each engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TCG II LP and TCG II GP LP is a limited partnership organized under the laws of the State of Delaware. Mr. Goeddel is a citizen of the United States of America. Mr. Svennilson is a citizen of Sweden.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired either (i) pursuant to the Agreement and Plan of Merger by and among, the Issuer, Locust Walk Merger Sub, Inc. (“Merger Sub”), and eFFECTOR Therapeutics, Inc. (“Original eFFECTOR”), dated as of May 26, 2021 (the “Business Combination Agreement”) or (ii) pursuant to the terms of a Subscription Agreement by and between the Issuer and TCG II LP (the “PIPE Financing”).

The Business Combination (as defined below) closed on August 25, 2021 (the “Closing”). Effective upon the Closing, among other things, the Merger Sub merged with and into Original eFFECTOR (the “Business Combination”), with Original eFFECTOR surviving the Merger (the “Surviving Company”) as a wholly owned subsidiary of the Issuer. In connection with the Business Combination, Original eFFECTOR was renamed “eFFECTOR Therapeutics Operations, Inc.” and the Issuer, previously known as Locust Walk Acquisition Corp., was renamed “eFFECTOR Therapeutics, Inc.” Effective upon the Closing, among other things, each share of Original eFFECTOR’s existing common and preferred stock was automatically cancelled and converted into shares of Common Stock at the Exchange Ratio (as defined in the Business Combination Agreement). The above summary is qualified by reference to such description and the full text of the Business Combination Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

TCG II LP purchased 200,000 shares of Common Stock in the PIPE Financing for a purchase price of $10.00 per share and an aggregate purchase price of $2,000,000.

Following the Closing and the PIPE Financing, TCG II LP held an aggregate of 4,309,329 shares of the Issuer’s Common Stock.

All shares of the capital stock of the Issuer purchased by TCG II LP have been purchased using investment funds provided to TCG II LP by their respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of TCG II LP the general partner and limited partners of TCG II LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Business Combination, TCG II LP, Mr. Goeddel, Mr. Svennilson and certain of the Issuer’s other investors entered into the Amended and Restated Registration Rights Agreement, dated August 25, 2021, with the Issuer (the “Rights Agreement”). Upon the closing of the Business Combination, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Proxy Statement (File No. 333-257091) (the “Proxy Statement”) and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

In connection with the PIPE Transaction, TCG II LP entered into a Subscription Agreement with the Issuer, for the purchase of 200,000 shares of Common Stock at $10.00 per share. The above summary is qualified by reference to such description and the full text of the Subscription Agreement, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated September 7, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Agreement and Plan of Merger, dated as of May 26, 2021, by and among the Issuer, Locust Walk Merger Sub, Inc. and eFFECTOR Therapeutics, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on May 27, 2021 (File No. 001-39866) and incorporated herein by reference).

Exhibit 3:	Amended and Restated Registration Rights Agreement, dated August 25, 2021, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed with the Commission on August 31, 2021 (File No. 001-39866) and incorporated herein by reference).

Exhibit 4:	Form of Subscription Agreement, (filed as Exhibit 10.9 to the Issuer’s Current Report on Form 8-K as filed with the Commission on August 31, 2021 (File No. 001-39866) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP

By:	/s/ James Evangelista	By:	/s/ James Evangelista
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

PETER SVENNILSON		DAVID GOEDDEL

By:	/s/ James Evangelista	By:	/s/ James Evangelista
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact